Exhibit 99.1

Regulated information	15 June 2015

AbbVie and Galapagos present cystic fibrosis corrector and potentiator screening approach at ECFS conference

Mechelen, Belgium; 15 June 2015 – Galapagos NV (Euronext & NASDAQ: GLPG) announced a joint presentation with AbbVie (NYSE: ABBV) at the 38th annual European Cystic Fibrosis Society conference in Brussels, Belgium.

“Development of Trafficking Assays to Evaluate Novel Corrector-Potentiator Combinations,” presented by Dr Corina Balut of AbbVie, disclosed for the first time new assays developed by Galapagos and AbbVie to evaluate the impact of corrector molecules on the rescue of CFTR-F508del and to gain insight into the influence of each component in combination cocktails. Among these was the combination of AVI-tagged CFTR with an MSD discovery platform to provide a more specific and sensitive approach in studying the endocytosis and degradation rate of plasma membrane CFTR. This particular new assay also characterizes the effect of various correctors on channel stability at the cell surface and its endocytosis/recycling, allowing for a better understanding of the mechanism of action of compounds.

The presentation is available for download on the Galapagos website.

Galapagos and AbbVie are working together to develop a triple combination therapy for cystic fibrosis patients with the Class II (F508del) mutation. Novel potentiator GLPG1837 is currently in Phase 1 and is expected to enter a Phase 2 study in class III mutation patients before end 2015. Novel corrector GLPG2222 is expected to enter Phase 1 before end 2015. Galapagos and AbbVie expect to nominate a second novel corrector by Q3 2015 and thereby complete the triple combination therapy discovery phase. This second novel corrector is expected to enter Phase 1 in Q2 2016.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications. In the field of inflammation, AbbVie and Galapagos signed a collaboration agreement for the development and commercialization of filgotinib. Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases, currently in Phase 2B studies in RA and in Phase 2 in Crohn’s disease. Galapagos reported good activity and a favorable safety profile at 12 weeks in both the DARWIN 1 and 2 trials in RA. AbbVie and Galapagos also signed a collaboration agreement in cystic fibrosis to develop and commercialize molecules that address mutations in the CFTR gene. Potentiator GLPG1837 is currently in a Phase 1 trial, and corrector GLPG2222 is at the pre-clinical candidate stage. GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, is currently being tested in a Phase 2 proof-of-concept trial in ulcerative colitis patients. GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis. The Galapagos Group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More info at www.glpg.com

CONTACT

Galapagos NV

Elizabeth Goodwin, Head of Corporate Communications & IR

Tel: +31 6 2291 6240

ir@glpg.com

Galapagos forward-looking statements

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